Abitibi-Consolidated Inc.
Consolidated Statements of Earnings (Loss)

		Three months ended	Year ended
	December 31	December 31	December 31	December 31
(unaudited)	2006	2005	2006	2005
(in millions of Canadian dollars, unless otherwise noted)	$	$	$	$

Sales	1 180	1 310	4 851	5 342

Cost of products sold, excluding amortization	890	969	3 612	3 866
Distribution costs	129	148	517	591
Countervailing, anti-dumping and other duties (note 2)	(195)	13	(169)	67
Selling, general and administrative expenses	33	41	133	169
Mill closure and other elements	(22)	19	(9)	46
Amortization of plant and equipment	105	468	424	863
Amortization of intangible assets	4	4	16	16
Operating profit (loss) from continuing operations	236	(352)	327	(276)
Financial expenses (note 4)	54	113	307	412
Loss (gain) on translation of foreign currencies	131	17	(10)	(101)
Other expenses	6	6	28	10
Earnings (loss) from continuing operations before the following items	45	(488)	2	(597)
Income tax expense (recovery) (note 5)	60	(151)	(85)	(271)
Share of earnings from investments subject to significant influence	3	1	4	2
Non-controlling interests	(10)	(9)	(37)	(29)
Earnings (loss) from continuing operations	(22)	(345)	54	(353)
Earnings (loss) from discontinued operations	-	(10)	-	3
Net earnings (loss)	(22)	(355)	54	(350)

Per common share (in dollars, basic and diluted)
Earnings (loss) from continuing operations	(0.05)	(0.79)	0.12	(0.81)
Net earnings (loss)	(0.05)	(0.81)	0.12	(0.80)

Weighted average number of common
shares outstanding (in millions)	440	440	440	440

Consolidated Statements of Deficit

		Three months ended	Year ended
	December 31	December 31	December 31	December 31
(unaudited)	2006	2005	2006	2005
(in millions of Canadian dollars)	$	$	$	$

Deficit, beginning of period	(821)	(509)	(875)	(481)
Net earnings (loss)	(22)	(355)	54	(350)
Dividends declared	-	(11)	(22)	(44)
Deficit, end of period	(843)	(875)	(843)	(875)

See accompanying Notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Statements of Cash Flows
		Three months ended	Year ended
December 31		December 31	December 31	December 31
(unaudited)	2006	2005	2006	2005
(in millions of Canadian dollars)	$	$	$	$

Continuing operating activities
Earnings (loss) from continuing operations	(22)	(345)	54	(353)
Amortization	109	472	440	879
Future income taxes	73	(152)	(68)	(194)
Loss (gain) on translation of foreign currency long-term debt	162	(2)	6	(154)
Employee future benefits, excess of funding over expense	(19)	(9)	(73)	(65)
Non-cash mill closure elements	-	18	-	19
Gain on disposal of assets	(20)	(53)	(20)	(58)
Non-controlling interests	10	9	37	29
Other non-cash items	26	10	23	28
	319	(52)	399	131
Changes in non-cash operating working capital components	29	145	(167)	33
Cash flows from continuing operating activities	348	93	232	164

Financing activities of continuing operations
Increase in long-term debt	80	138	558	1 172
Repayment of long-term debt	(213)	(871)	(470)	(1 881)
Financing fees	-	(5)	-	(14)
Dividends paid to shareholders	-	(11)	(22)	(44)
Dividends and cash distributions paid to non-controlling interests	(13)	(16)	(44)	(31)
Other	-	-	-	1
Cash flows from (used in) financing activities of continuing operations	(146)	(765)	22	(797)

Investing activities of continuing operations
Additions to property, plant and equipment	(58)	(75)	(165)	(177)
Additions to intangible assets	-	-	(3)	-
Business acquisition, net of cash and cash equivalents	-	-	-	(13)
Net proceeds on disposal of discontinued operations	-	693	-	693
Receipt on note receivable	-	-	10	-
Net proceeds on disposal of property, plant and equipment	28	55	32	64
Other	1	(1)	3	(1)
Cash flows from (used in) investing activities of continuing operations	(29)	672	(123)	566

Cash from (used in) continuing operations	173	-	131	(67)
Cash generated (used) by discontinued operations	-	(7)	-	3

Increase (decrease) in cash and cash equivalents during the period	173	(7)	131	(64)
Foreign currency translation adjustment	5	1	5	(4)
Cash and cash equivalents, beginning of period	25	73	67	135
Cash and cash equivalents, end of period	203	67	203	67

See accompanying Notes to consolidated financial statements

Components of the changes in non-cash operating working capital
Accounts receivable	33	34	12	(51)
Inventories	14	24	(29)	7
Prepaid expenses	20	21	(1)	4
Accounts payable and accrued liabilities	(38)	66	(149)	73
	29	145	(167)	33

Cash outflows (inflows) during the period related to
Interest on long-term debt	89	109	321	376
Income taxes	(4)	9	(3)	(40)
	85	118	318	336

Abitibi-Consolidated Inc.
Consolidated Balance Sheets

December 31		December 31
(unaudited)	2006	2005
(in millions of Canadian dollars)	$	$

ASSETS

Current assets
Cash and cash equivalents	203	67
Accounts receivable	362	436
Inventories	683	652
Prepaid expenses	53	52
Future income taxes	70	-
1 371		1 207

Property, plant and equipment	3 984	4 260
Intangible assets	460	473
Employee future benefits	328	248
Future income taxes	322	414
Other assets	200	146
Goodwill	1 297	1 296
7 962		8 044

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 6)	785	933
Long-term debt due within one year	72	18
	857	951

Long-term debt (note 3)	3 792	3 744
Employee future benefits	162	154
Future income taxes	629	716
Non-controlling interests	71	78

Shareholders' equity
Capital stock	3 518	3 518
Contributed surplus	40	34
Deficit	(843)	(875)
Foreign currency translation adjustment	(264)	(276)
	2 451	2 401
	7 962	8 044

See accompanying Notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Business Segments
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

			Operating	Additions to	Sales
Three months ended December 31, 2006	Sales	Amortization (1)	profit (loss) (1)	capital assets (2)	volume
$		$	$	$
Newsprint	678	59	70	28	905	(a)
Commercial printing papers	369	39	(8)	18	421	(a)
Wood products (3)	133	11	174	12	379	(b)
Continuing operations	1 180	109	236	58

Three months ended December 31, 2005
Newsprint	731	295	(268)	19	1 000	(a)
Commercial printing papers	387	165	(82)	38	448	(a)
Wood products (3)	192	12	(2)	18	446	(b)
Continuing operations	1 310	472	(352)	75

			Operating	Additions to	Sales
Year ended December 31, 2006	Sales	Amortization (1)	profit (loss) (1)	capital assets (2)	volume
	$	$	$	$
Newsprint	2 607	237	215	84	3 486	(a)
Commercial printing papers	1 511	156	(32)	52	1 748	(a)
Wood products (3)	733	47	144	32	1 858	(b)
Continuing operations	4 851	440	327	168

Year ended December 31, 2005
Newsprint	2 892	531	(228)	70	3 972	(a)
Commercial printing papers	1 552	297	(89)	69	1 782	(a)
Wood products (3)	898	51	41	38	1 965	(b)
Continuing operations	5 342	879	(276)	177

(1)
  Operating profit (loss) for the "Newsprint" segment for the three months ended December 31, 2006 includes a $6 million credit related to mill closure and other elements,    as well as an $18 million gain on the sale of the Sheldon, Texas mill ($71 million of mill closure and other elements and asset write downs of $224 million in the three months ended December 31, 2005). Operating profit (loss) for the year ended December 31, 2006 includes $1 million of mill closure and other elements, a $6 million reduction of SG&A expenses related to the reversal of prior years' provision of capital tax, as well as an $18 million gain on the sale of the Sheldon mill ($9 million of early retirement program and labour force reduction, $89 million of mill closure and other elements and asset write downs of $247 million in the year ended December 31, 2005).

Operating loss for the "Commercial printing papers" segment for the three months and year ended December 31, 2006 includes $1 million and $7 million of mill closure and other elements, respectively. Operating loss for the year ended December 31, 2006 also includes a $3 million reduction of SG&A expenses related to the reversal of prior years' provision of capital tax (no such amount in 2005). The three months and year ended December 31, 2005 include a gain on sale of timberlands of $53 million and asset write downs of $124 million.

Operating profit (loss) for the "Wood products" segment for the three months ended December 31, 2006 includes $1 million of mill closure and other elements and a $197 million countervailing and anti-dumping duties credit. Operating profit for the year ended December 31, 2006 includes $1 million of mill closure and other elements, a $2 million reduction of SG&A expenses related to the reversal of prior years' provision of capital tax, as well as a $171 million countervailing and anti-dumping duties credit ($1 million of mill closure and other elements in the three months and year ended December 31, 2005).

Asset write downs are included in Amortization.
(2)	Capital assets include property, plant and equipment and intangible assets.
(3)
Wood products sales exclude inter-segment sales of $37 million for the three months ended December 31, 2006 ($47 million for the three months ended December 31, 2005) and $162 million for the year ended December 31, 2006 ($172 million for the year ended December 31, 2005).

(a)	in thousands of tonnes
(b)	in millions of board feet
				December 31	December 31
				2006	2005
Total assets				$	$
Newsprint				4 358	4 490
Commercial printing papers				2 742	2 701
Wood products				862	853
				7 962	8 044

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
December 31, 2006
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

1.	Summary of significant accounting policies

These interim consolidated financial statements of Abitibi-Consolidated Inc. (the "Company"), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), with the exception that their disclosures do not conform in all material respects to the requirements of GAAP for annual financial statements. They should be read in conjunction with the latest annual financial statements.

	These consolidated financial statements are prepared using the same accounting principles and application thereof as the consolidated financial statements for the year ended December 31, 2005.

2.	Countervailing, anti-dumping and other duties

During the fourth quarter of 2006, the Company received a refund of $270 million (US$239 million) in countervailing and anti-dumping deposits and recognized revenue of $197 million, mostly related to the agreement and settlement by the governments of Canada and the United States on the softwood lumber dispute, as well as a related interest income of $32 million (note 4). The Company accounted for the balance of the amount received by reversing the previously recorded account receivable of $59 million (US$52 million).

	The new export tax expense on softwood lumber for the fourth quarter of 2006 amounted to $2 million.

3.	Credit facilities
	During the third quarter of 2006, the Company increased its revolving credit facilities from $700 million to $750 million as a new lender joined the banking syndicate.

4.	Financial expenses
Three months ended					Year ended
December 31					December 31
2006			2005	2006	2005
		$	$	$	$

	Interest on long-term debt	84	89	321	364
	Amortization of deferred financing elements related to debt	4	5	16	23
	Premium on early retirement of debt and other elements related
	to early debt retirement	-	20	-	32
	Interest income	(35)	(3)	(37)	(17)
	Other	1	2	7	10
		54	113	307	412

In the three month period ended December 31, 2006, interest income of $32 million was recorded in relation to the settlement of the softwood lumber dispute. In 2005, $11 million of interest income was recognized in relation to tax refunds.

5.	Income tax expense (recovery)

	2006

The income tax expense for the three months ended December 31, 2006 includes an unfavourable future income tax adjustment of approximately $21 million. Of this amount, $12 million is related to the realignment of temporary differences and $9 million to other net unfavourable adjustments.

The income tax expense for the year ended December 31, 2006 includes a favourable future income tax adjustment of approximately $85 million. Of this amount, $63 million is related to the reduction of the Canadian federal income tax rates announced in the second quarter, $12 million to the finalization of prior-years tax audits, and $22 million to other net favourable adjustments, partially offset by unfavourable future tax adjustments of $12 million due to the realignment of temporary differences.

	2005

The income tax expense for the three months ended December 31, 2005 included an unfavourable future income tax adjustment of approximately $36 million mainly due to the increase in the Québec income tax rate.

The income tax expense for the year ended December 31, 2005 included a favourable future income tax adjustment of approximately $29 million. Of this amount, an unfavourable adjustment of $41 million was related to the increase in the Québec income tax rate and $70 million was related to other favourable adjustments.

6.	Mill closure elements provision

The following table provides a reconciliation of the mill closure elements provision (excluding defined benefit pension and other benefits cost, early retirement program and labour force reductions, inventory obsolescence, asset retirement obligations and other gains) for the periods:

			Three months ended		Year ended
			December 31		December 31
2006			2005	2006	2005
		$	$	$	$

	Mill closure elements provision, beginning of period	18	18	38	17
	Mill closure elements incurred during the period	-	34	-	49
	Mill closure elements reversed during the period	(4)	-	(4)	-
	Payments	(7)	(14)	(27)	(28)
	Mill closure elements provision, end of period	7	38	7	38

	The Company expects to pay most of the balance of the provision for mill closure elements within the next twelve months.

7.	Employee future benefits
	The following table provides total employee future benefits costs for the periods:
	Three months ended			Year ended
			December 31	December 31
	2006		2005	2006	2005
	$		$	$	$

	Defined contribution pension plans	4	3	15	14
	Defined benefit pension plans and other benefits	37	39	149	130
		41	42	164	144

A portion of the 2005 defined benefit pension plans and other benefits cost was related to mill closure and other elements, and therefore presented as such in the consolidated statements of earnings. This portion amounted to $10 million in the three months ended December 31, 2005, and to $12 million in the year ended December 31, 2005.

8.	Subsequent events

	Abitibi-Consolidated Inc. and Bowater Incorporated merger

On January 29, 2007, Abitibi-Consolidated Inc. and Bowater Incorporated announced a definitive agreement to combine in an all-stock merger of equals. The combined company to be called AbitibiBowater Inc., will be incorporated in Delaware as the new parent company and will apply to list its shares on the New York and Toronto stock exchanges.

Under the terms of the transaction, each common share of Abitibi-Consolidated will be exchanged for 0.06261 common share of AbitibiBowater, and each Bowater common share will be exchanged for 0.52 common share of AbitibiBowater. The exchange ratio will result in 48% of AbitibiBowater being owned by former Abitibi-Consolidated shareholders and 52% of AbitibiBowater being owned by former Bowater shareholders.

The combination has been approved unanimously by the Boards of Directors of both companies, which received fairness opinions from their respective financial advisors. The combination is subject to approval by the shareholders of both companies, regulatory approvals, and customary closing conditions. It is expected to be completed in the third quarter of 2007. Abitibi-Consolidated and Bowater will continue to operate separately until the transaction closes.

	Partnership in energy generation

On January 26, 2007, Abitibi-Consolidated announced that it had entered into a binding letter of intent with the Caisse de dépôt et placement du Québec (Caisse) to create a partnership for the Company’s Ontario hydroelectric assets, consisting of approximately 137 MW of installed capacity. The Company retains a 75% interest in the partnership, called ACH Limited Partnership, while the Caisse will acquire a 25% interest. The Caisse has also provided a commitment to ACH Limited Partnership for a 10 year unsecured term loan of $250 million, non recourse to the Company, to partially fund the acquisition of the facilities. The transaction, on a consolidated basis, is expected to yield gross proceeds of $297.5 million to Abitibi Consolidated. Closing of the transaction is expected to take place in the first half of 2007 and is subject to execution of definitive agreements and certain other conditions and approvals.

9.	Comparative figures
	Certain comparative figures presented in the consolidated financial statements have been reclassified to conform to the current period presentation.